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                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153


                                 August 26, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Pamela A. Long

                  RE:      SIMMONS COMPANY
                           REGISTRATION STATEMENT ON FORM S-4
                           FILE NO. 333-124138

Dear Ms. Long:

         On behalf of our client, Simmons Company (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 to the Registration Statement on Form S-4 (the "Amendment") of the Company (File No. 333-124138, together with exhibits thereto).

         Set forth below in bold are each of the comments in the Staff's letter of May 11, 2005 and the Company's responses, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

PROSPECTUS COVER PAGE

         1. WE NOTE YOUR STATEMENT THAT THE INFORMATION CONTAINED IN THE PROSPECTUS "HAS BEEN PROVIDED BY...OTHER SOURCES IDENTIFIED IN THIS PROSPECTUS." PLEASE CONFIRM THAT NONE OF THE INFORMATION PROVIDED IN THE PROSPECTUS BY "OTHER SOURCES" WAS PREPARED WITH A VIEW TOWARD BEING INCLUDED IN THE REGISTRATION STATEMENT. IF THIS IS NOT THE CASE, PLEASE TELL US WHAT CONSIDERATIONS YOU HAVE GIVEN TO OBTAINING AND FILING THE CONSENT OF SUCH SOURCES TO THE INCLUSION OF THE INFORMATION PREPARED BY THEM.

                  The Company hereby confirms that none of the information provided in the prospectus by "other sources" was prepared with a view toward being included in the Registration Statement except the information provided by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. We obtained and filed, as exhibit number 23.3 to the


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Simmons Company
August 26, 2005
Page 2


         Registration Statement, the consent from Houlihan Lokey Howard & Zukin Financial Advisors to use such information in the Registration Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 79

         2. AS PREVIOUSLY REQUESTED, DISCLOSE THE NATURAL PERSON OR PERSONS WHO HAVE VOTING AND/OR INVESTMENT CONTROL OVER THE SHARES HELD BY FENWAY PARTNERS CAPITAL FUND II. SEE RULE 13d-3 OF THE SECURITIES ACT.

         The Company has complied with this request. See page 85.

         3. CLARIFY IN FOOTNOTE 1 TO THE TABLE THAT THOMAS H. LEE, A MANAGING DIRECTOR OF THOMAS H. LEE ADVISORS, LLC HAS VOTING AND INVESTMENT POWER OVER THE 71.8% OF THE VOTING POWER SHOWN IN THE TABLE FOR THOMAS H. LEE PARTNERS, AND AFFILIATES. IF SUCH IS NOT THE CASE, REVISE FOOTNOTE 1 TO ACCOUNT FOR THE ENTIRE 71.8% INTEREST SHOWN.

         The Company has revised footnote 1 to clarify that Thomas H. Lee Partners and its affiliates account for the entire 71.8% interest shown. Thomas H. Lee, a Managing Director of Thomas H. Lee Advisors, LLC, does not have voting and investment power over the shares held by Thomas H. Lee Partners and its affiliates. See page 85.

ACCOUNTING COMMENTS

GENERAL

         4. PLEASE REVISE YOUR FILING TO DISCLOSE THE EFFECTIVE INTEREST RATE OF THE SENIOR DISCOUNT NOTES

         The Company has complied with this request. See page F-27.

         5. PLEASE PROVIDE UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES FOR THE INTERIM PERIOD ENDED MARCH 31, 2005, IF REQUIRED BY RULE 3-12 OF REGULATION S-X.

         The Company has provided updated financial statements and related disclosures for the interim period ended June 25, 2005.


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Simmons Company
August 26, 2005
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         We would very much appreciate receiving the Staff's comments, if any, with respect to Amendment No. 1 to the Registration Statement on Form S-4 as promptly as practicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call the undersigned at (212) 310-8971.

                                         Sincerely yours,



                                         /s/ Alexander D. Lynch
                                         --------------------------------------
                                         Alexander D. Lynch